EXHIBIT 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Period from April 12, 2004 (formation) through December 31, 2004	For the Six Months Ended June 30, 2005
Consolidated pretax income from continuing operations	$2,052	$12,522
Interest	1,463	9,064
Amortization of issuance expense of trust preferred securities	—	1
Interest portion of rental expense	—	13

Earnings	$3,515	$21,600

Interest	$1,463	$9,064
Amortization of issuance expense of trust preferred securities	—	1
Interest portion of rental expense	—	13

Fixed charges	$1,463	$9,078

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend	2.40	2.38